SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Unaudited Key Performance Indicators for the First Quarter of 2021, dated April 20, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	April 21, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST QUARTER OF 2021

The unaudited financial data of the Group for the first quarter of 2021:

•Operating revenue was RMB198.4 billion, up by 9.5% over the same period last year; of which, revenue from telecommunications services was RMB177.7 billion, up by 5.2% over the same period last year

•EBITDA was RMB72.1 billion, up by 5.2% over the same period last year

•Profit attributable to equity shareholders was RMB24.1 billion, up by 2.3% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2021.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2021 to 31 March 2021	For the period from 1 January 2020 to 31 March 2020	Change

Operating Revenue (RMB)	198.4 billion	181.3 billion	9.5%
Of which, Revenue from
Telecommunications Services (RMB)	177.7 billion	168.9 billion	5.2%
Sales of Products and Others (RMB)	20.8 billion	12.4 billion	67.0%
EBITDA (RMB)	72.1 billion	68.5 billion	5.2%
EBITDA Margin	36.3%	37.8%
Profit before Taxation (RMB)	31.5 billion	30.6 billion	2.7%
Profit Attributable to Equity Shareholders (RMB)	24.1 billion	23.5 billion	2.3%
Margin of Profit Attributable to Equity Shareholders	12.1%	13.0%

Operating Data

	As at 31 March 2021/ For the period from 1 January 2021 to 31 March 2021	As at 31 December 2020/ For the period from 1 October 2020 to 31 December 2020
Mobile Business
Total Customers	940 million	942 million
Net Additional Customers*	-2.32 million	-4.26 million
4G Customers	788 million	775 million
5G Package Customers	189 million	165 million
5G Network Customers**	92.76 million	-
Average Revenue per User per Month (ARPU) (RMB/user/month)*	47.4	42.9
Total Voice Usage (minutes)*	716.6 billion	774.4 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)*	258	272
Handset Data Traffic (GB)*	27.0 billion	25.4 billion
Average Handset Data Traffic per User per Month (DOU) (GB/user/month)*	11.2	10.4
SMS Usage (messages)*	211.1 billion	245.3 billion

Wireline Broadband Business
Total Customers	218 million	210 million
Net Additional Customers*	8.10 million	6.11 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	31.8	38.6

* for the relevant reporting period

**	5G network customers are mobile customers who have used the 5G network in the current month and stayed on the network at the end of the month

In the first quarter of 2021, the Group continued to devote concerted efforts to promoting digitalized and intelligent transformation and achieving high-quality development. Placing a special focus on its “4x3” strategic core and fully implementing the “5G+” plan, it managed to maintain stable growth in key business performance indicators and delivered sound development momentum, taking solid steps towards becoming a world-class enterprise by building a dynamic “Powerhouse”.

The Group recorded a total of around 940 million mobile customers as at 31 March 2021. Among them, 4G customers, 5G package customers and 5G network customers amounted to 788 million, 189 million and 92.76 million respectively, and this set of numbers has demonstrated the continuous optimization of the Group’s customer structure. During the first quarter of the year, data traffic business maintained good growth momentum with handset data traffic recording a year-on-year increase of 37.3% and handset data DOU reaching 11.2GB. Total voice usage increased by 8.3% year-on-year to 716.6 billion minutes. Total SMS usage dropped by 12.6% year-on-year to 211.1 billion messages. Following the full implementation of the “5G+” plan, the Group stimulated the consumption of information and communications services with mobile ARPU increasing by 0.9% year-on-year to RMB47.4 for the first quarter of the year. The Group will continue to develop its scale-based and value-oriented business operating system and strive to achieve stabilized and rallied mobile ARPU for the full year of 2021.

The Group placed emphasis on scale expansion, brand building, ecosystem cultivation and value uplift for the “Home” market, achieving transformation that focuses on value. As at 31 March 2021, the total number of wireline broadband customers was 218 million, with a net increase of 8.10 million for the first quarter of the year. Wireline broadband ARPU grew by 1.6% year-on-year to RMB31.8.

The Group saw a good start for 2021 with telecommunications services revenue growing by 5.2% year-on-year to RMB177.7 billion for the first quarter of 2021. It will continue to foster business transformation and upgrade and make an all-out effort to promote the balanced and integrated development of the CHBN markets. It will also continue to optimize its revenue structure and strive to achieve stable and healthy growth in telecommunications services revenue for the full-year of 2021.

The Group’s revenue from the sales of products and others increased by 67.0% year-on-year to RMB20.8 billion for the first quarter of the year, which was mainly attributable to the buoyant growth of handset sales as 5G handsets were available with more varieties and at more affordable prices in the terminal market.

Profit attributable to equity shareholders increased by 2.3% year-on-year to RMB24.1 billion for the first quarter of 2021. Margin of profit attributable to equity shareholders was 12.1% with ongoing industry-leading profitability. EBITDA went up by 5.2% year-on-year to RMB72.1 billion, with EBITDA as a percentage of telecommunications services revenue remaining at 40.6%, which was the same as that of the corresponding period of last year.

Following the large scale operation of 5G, the Group expects the corresponding depreciation and electricity expenses will increase at relatively high rates. As the Group scales up the development of DICT and other information services, the demand for resources to address the need for business transformation and upgrade will remain robust. Facing these challenges and pressure, the Group will continue to explore new sources to increase revenue, and at the same time take measures to lower costs and enhance efficiency. It will also precisely allocate resources by adhering to the principle of ensuring a sufficient budget for areas essential to promote growth, while reducing and controlling expenses on certain selected areas. While fostering business transformation, promoting innovation and nurturing new areas of growth, the Group will strive to achieve stable and healthy growth in telecommunications services revenue and net profit, maintain good profitability and continuously create value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 20 April 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.